UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-290246-01

Twenty One Assets, LLC.

(Exact name of registrant as specified in its charter)

Corporation Service Company, 251 Little Falls Drive, Wilmington, County of New Castle, Delaware, 19808
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock of Twenty One Capital, Inc.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*	Effective on December 8, 2025, CEP Merger Sub C, Inc., a wholly-owned subsidiary of Cantor Equity Partners, Inc. merged with and into Twenty One Assets, LLC, with CEP Merger Sub C, Inc. surviving the merger as Twenty One Assets, and becoming a wholly-owned subsidiary of Twenty One Capital, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, Twenty One Assets, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Twenty One Assets, LLC.
Date: December 12, 2025
	By:	/s/ Jack Mallers
	Name:	Jack Mallers
	Title:	Director